SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                            --------------------

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                            MOTIENT CORPORATION
       --------------------------------------------------------------
                              (Name of Issuer)


                               Common Stock,
                          Par Value $.01 Per Share
       --------------------------------------------------------------
                      (Title of Class and Securities)


                                 619908106
       --------------------------------------------------------------
                   (CUSIP Number of Class of Securities)

                           Robert C. Lewis, Esq.
                          Rare Medium Group, Inc.
                        565 Fifth Avenue, 29th Floor
                             New York, NY 10017
                               (212) 883-6940

                                  Copy to:

                          David J. Friedman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
       --------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                May 14, 2001
       --------------------------------------------------------------
                       (Date of Event Which Requires
                         Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
         following:                                 ( )

         Check the following box if a fee is being paid with
         this Statement:                            ( )



                                SCHEDULE 13D

CUSIP No. 619908106
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(1)    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Rare Medium Group, Inc.
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(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (  )
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(3)    SEC USE ONLY

----------------------------------------------------------------------
(4)    SOURCE OF FUNDS

                  OO
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(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                         (  )

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(6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
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                                  (7)   SOLE VOTING POWER
                                        0
       NUMBER OF SHARES           ------------------------------------
        BENEFICIALLY              (8)   SHARED VOTING POWER
         OWNED BY
           EACH                         14,008,998
         REPORTING                ------------------------------------
        PERSON WITH               (9)   SOLE DISPOSITIVE POWER
                                        0
                                  ------------------------------------
                                  (10)  SHARED DISPOSITIVE POWER
                                        0
----------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
          14,008,998
----------------------------------------------------------------------
(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
       CERTAIN SHARES                               (  )
----------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          28%
----------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON
       CO
----------------------------------------------------------------------




         This statement on Schedule 13D is being filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") by Rare Medium Group, Inc. a Delaware corporation ("Rare"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Motient Corporation, a Delaware corporation (the "Company").


Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock of the Company. The address of the principal executive office of the Company is 10802 Parkridge Boulevard, Reston, Virginia 20191.


Item 2.  Identity and Background

         (a) Pursuant to Rule 13d-1 of Regulation 13D-G of the General Rules and Regulations under the Act, this statement is being filed on behalf of Rare.

         Rare hereby disclaims beneficial ownership of any shares of the Common Stock which may be voted by Rare, and the filing of this statement shall not be construed as an admission that Rare is, for purposes of
Section 13(d) of the Act, the beneficial owner of any such shares of Common
Stock.


         (b) - (c)

         Rare

         Rare is an Internet-focused company that provides Internet professional services to companies, and in the past has developed, managed and operated companies in selected Internet-focused market segments, and selectively invests in companies in which Rare has previously taken strategic equity positions or that Rare believes possess superior business models and are strategic to Rare's business. The principal business address of Rare, which also serves as its principal executive office, is 565 Fifth Avenue, 29th Floor, New York, New York 10017. Information with respect to the executive officers and directors of Rare is set forth on Schedule I attached hereto.

         (d)-(e) Neither Rare nor any of its executive officers, controlling persons or directors, including, without limitation, the persons identified on Schedule I hereto, has, during the last five years,
(i) ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Rare and all persons listed on Schedule I hereto are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the Voting Agreements, dated as of May 14, 2001, (collectively the "Voting Agreements") between Rare and Baron Capital Partners, L.P., ("Baron"), Rare and Hughes Electronics Corporation ("Hughes"), and Rare and Motorola, Inc. ("Motorola") (Baron, Hughes and Motorola are referred to collectively as the "Motient Parties"), each of the Motient Parties have agreed to vote all shares of Common Stock (the "Shares"), to which each had a right to vote, in favor of the transactions contemplated by the agreement and plan of merger, dated as of May 14, 2001, by and among the Company, a wholly owned subsidiary of the Company (the "Merger Sub") and Rare (the "Merger Agreement"). As of May 14, 2001, the Motient Parties had the right to vote the Shares set forth below:


Motient Party                   Shares
Baron                           4,846,358 shares of Common Stock
Hughes                          6,692,108 shares of Common Stock
Motorola                        2,470,532 shares of Common Stock


Item 4.  Purpose of Transaction.

         The Voting Agreements were entered into in connection with the Merger Agreement. The purpose of entering into the Voting Agreements was to facilitate consummation of the merger of Merger Sub with and into Rare (the "Merger") and the other transactions contemplated by the Merger Agreement.

         Pursuant to the terms of the Merger Agreement and upon consummation of the Merger, among other things:

(i) Each share of Rare common stock ("Rare Common Stock") outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be exchanged for 0.1 share of a new series of Motient preferred stock ("Motient Preferred Stock"). As a result of the Merger, Rare will become a wholly owned subsidiary of the Company.

(ii) All shares of Rare preferred stock (the "Rare Preferred Stock") outstanding immediately prior to the Effective Time will be exchanged for
(a) 9 million shares of common stock of XM Satellite Radio Holdings, Inc. (the "XM Shares") owned by Motient, (b) cash (the "Cash Consideration") in an amount equal to the outstanding Motient bank debt guaranteed by certain guarantors of Motient's bank facility, and (c) a note (the "Deficiency Note") from Motient with an aggregate principal amount equal to the difference, if any, between $115 million and the sum of (x) the market value of the XM Shares at the Effective Time and (y) the Cash Consideration.

(iii) Each outstanding and unexercised option to purchase Rare Common Stock under Rare's company stock option plans (a "Rare Option") will be replaced by an option to purchase the number of shares of Motient Preferred Stock equal to the product of (a) one-tenth and (b) the number of shares of Rare Common Stock subject to such Rare Option, at an exercise price per share equal to (x) the product of the shares of Rare Common Stock subject to such Rare Option and the exercise price per share of such Rare Option, divided by (y) the number of shares of Motient Preferred Stock deemed to be purchasable pursuant to such Rare Option.

(iv) Each outstanding warrant to purchase Rare Common Stock (a "Rare Warrant") will become a warrant to purchase the number of shares of Motient non-voting preferred stock ("Motient Non-Voting Preferred Stock") equal to the product of (a) one-tenth and (b) the number of shares of Rare Common Stock subject to such Rare Warrant, at an exercise price per share equal to
(x) the product of the shares of Rare Common Stock subject to such Rare Warrant and the exercise price per share of such Rare Warrant, divided by
(y) the number of shares of Motient Non-Voting Preferred Stock deemed to be purchasable pursuant to such Rare Warrant. The terms of the Motient Preferred Stock and Motient Non-Voting Preferred Stock will be identical except that Motient Non-Voting Preferred Stock will have no voting rights and the Motient Non-Voting Preferred Stock is convertible into Motient Voting Preferred Stock if transferred to a person or entity that is not an affiliate of Apollo Management, L.P.

(v) The Board of Directors of the Company shall consist of nine members, three of whom will be designated by Rare.

         The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5.  Interest in the Securities of the Issuer.

         (a)-(b)

         Rare

         The aggregate number of shares of the Common Stock that Rare may be deemed to share the power to vote or to direct the vote of (and as a result, may, under Rule 13d-3 under the Act, be deemed the beneficial owner
of) is 14,008,998, which constitutes approximately 28% of the 49,663,602 shares of such Common Stock outstanding as of May 7, 2001, as disclosed in the Company's Quarterly Report on Form 10-Q dated May 15, 2001 for the quarter ended March 31, 2001. However, Rare disclaims beneficial ownership of such shares of Common Stock.

         Other than with respect to the voting rights set forth herein, Rare possesses no powers, rights or privileges with respect to the Common Stock. All other powers, rights and privileges with respect to the Common Stock remain with the Motient Parties, including the right to vote on all matters unrelated to the Merger, as well as the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

         (c) Except as described herein, Rare has not engaged, within the last sixty (60) days, in any transactions involving the Common Stock.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Voting Agreements, the proxies granted pursuant thereto and the Merger Agreement (described in Item 4), there are no contracts, understandings, or relationships (legal or otherwise) beyween the person named in Item 2 hereof and any other person or persons with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Under the terms and conditions of the Voting Agreement between Rare and Hughes, dated as of May 14, 2001 (the "Hughes Voting Agreement"), Hughes has agreed to not: (a) directly or indirectly sell, transfer, pledge, encumber (other than by operation of law), assign or otherwise dispose of (collectively, "Transfer"), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of any of the Shares, except to the extent (i) such Transfer is approved in advance in writing by the Company or (ii) the transferee of the Shares, prior to and as a condition to such Transfer, executes and delivers to the Company an agreement in substantially the form of the Hughes Voting Agreement; (b) grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (c) take any action which would have the effect of preventing or inhibiting Hughes from performing Hughes' obligations under the Hughes Voting Agreement.

         Furthermore, under the terms and conditions of the Hughes Voting Agreement, Hughes has agreed that it shall not directly or indirectly: (a) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined in the Merger Agreement) for the Company; or (b) enter into or participate in any discussions or negotiations with any person regarding a Competing Transaction for the Company, or furnish to any person any information regarding a Competing Transaction for the Company, or take any other action to facilitate or cooperate with the making of any inquiry or proposal regarding a Competing Transaction for the Company; or (c) agree to approve or endorse any Competing Transaction for the Company. Hughes also agreed to vote against any Competing Transaction.

         The foregoing descriptions of the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Voting Agreements, a copy of each of which has been filed as an exhibit to this Schedule 13D and is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of May 14, 2001, by and among the Company, Merger Sub and Rare (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Rare as filed with the Securities and Exchange Commission on May 16, 2001).

Exhibit 2      Voting Agreement, dated as of May 14, 2001, between Rare and
               Baron.

Exhibit 3      Voting Agreement, dated as of May 14, 2001, between Rare and
               Hughes.

Exhibit 4      Voting Agreement, dated as of May 14, 2001, between Rare and
               Motorola.



                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  May 23, 2001
                                      RARE MEDIUM GROUP, INC.


                                      By: /s/ Robert C. Lewis
                                         -------------------------------------
                                      Name:  Robert C. Lewis
                                      Title: Senior Vice President
                                               and General Counsel



                                 Schedule I


Name of Individual          Present Principal Occupation

Glenn S. Meyers             Chairman and Chief Executive Officer of Rare,
                            Chairman and Chief Executive Officer of Rare
                            Medium, Inc.

Robert C. Lewis             Senior Vice President, General Counsel and Sec-
                            retary of Rare.

Craig C. Chesser            Vice President and Treasurer of Rare.

Michael A. Hultberg         Vice President and Controller of Rare.

Jeffrey M. Killeen          Director of Rare.

William F. Stasior          Director of Rare; Senior Chairman of Booz Allen
                            & Hamilton Inc.

Andrew D. Africk            Director of Rare; partner of Apollo Advisors, L.P.
                            and of Lion Advisors, L.P.; director of Encompass
                            Services Corporation.

Michael S. Gross            Director of Rare; a founding principal of Apollo
                            Advisors, L.P. and of Lion Advisors, L.P.; direc-tor of Allied Waste Industries, Inc., Breuners
                            Home Furnishing, Inc., Clark Enterprises Inc.,
                            Converse, Inc., Florsheim Group, Inc., United
                            Rentals, Inc., Encompass Services Corporation and Saks Incorporated.

Marc J. Rowan               Director of Rare; a founding principal of Apollo
                            Advisors, L.P. and of Lion Advisors, L.P.; direc-tor of Vail Resorts, Inc., Quality Distribution,
                            Inc., National Financial Partners, Inc., Samsonite
                            Corporation, Wyndam International and NRT Incor-porated.

The business address for all of the above listed persons is 565 Fifth Avenue, 29th Floor, New York, NY 10017.